                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         AURORA BIOSCIENCES CORPORATION
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   051920-10-6
                                   -----------
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                                  JUNE 24, 1997
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

           Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting

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



beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 051920-10-6
---------
--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     BB Biotech AG

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     WC
--------------------------------------------------------------------------------
(5) Check Box is Disclosure of Legal Proceedings is required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Switzerland
--------------------------------------------------------------------------------
Number of Shares                         (7)  Sole Voting Power
Beneficially Owned                            0 by BB Biotech AG
by Each Reporting                        ---------------------------------------
Person With                              (8)  Shared Voting Power
                                              1,421,500 by BB Biotech AG
                                              (See Item 5)
                                         ---------------------------------------
                                         (9)  Sole Dispositive Power
                                              0 by BB Biotech AG
                                         ---------------------------------------
                                         (10) Shared Dispositive Power
                                              1,421,500 by BB Biotech AG
                                              (See Item 5)
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,421,500 shares of common stock, par value of $.001 per share
(See Item 5).
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)

     Excludes Certain Shares*                                               [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO
--------------------------------------------------------------------------------

CUSIP No. 051920-10-6
---------
--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     Biotech Target S.A.

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds*

     AF
--------------------------------------------------------------------------------
(5) Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Panama
--------------------------------------------------------------------------------
Number of Shares                              (7)  Sole Voting Power
Beneficially Owned                                 0 by Biotech Target S.A.
by Each Reporting                             ----------------------------------
Person With                                   (8)  Shared Voting Power
                                                   1,421,500 by Biotech Target
                                                   S.A.(See Item 5)
                                              ----------------------------------
                                              (9)  Sole Dispositive Power
                                                   0 by Biotech Target S.A.
                                              ----------------------------------
                                              (10) Shared Dispositive Power
                                                   1,421,500 by Biotech Target
                                                   S.A.(See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,421,500 shares of common stock, par value of $.001 per share
(See Item 5).
--------------------------------------------------------------------------------

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



(12) Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO

ITEM 1.  SECURITY AND ISSUER

           This statement relates to the Common Stock of Aurora Biosciences Corporation ("Aurora Biosciences"). Aurora Biosciences's principal executive offices are located at 11010 Torreyana Road, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND

           This statement is filed jointly by BB Biotech AG ("BB Biotech") and Biotech Target S.A. ("Biotech Target"). Biotech Target is a wholly-owned subsidiary of BB Biotech.

           BB Biotech is a holding company incorporated in Switzerland. BB Biotech's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Zurich Stock Exchange.

           Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is Swiss Bank Tower, Panama 1, Republic of Panama. The principal business of Biotech Target is to invest in companies in the biotechnology sector.

           The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Target are set forth on Appendix A hereto, which is incorporated herein by reference.

           During the last five (5) years, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Biotech Target purchased 1,421,500 shares of common stock, $.001 par value per share, (the "Common Stock") for an aggregate consideration of $16,572,320. Biotech Target used capital to

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



purchase the shares of Aurora Biosciences Common Stock, which, in turn, was working capital supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 4.  PURPOSE OF TRANSACTION

           The shares of Common Stock are being held for investment purposes only. However, Biotech Target may, from time to time, either increase or decrease its holdings of the Common Stock, subject to applicable laws. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of the Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Aurora Biosciences, other business and investment alternatives of Biotech Target and general economic and market conditions.

           It is Biotech Target's general policy not to interfere with the management of companies in which it holds portfolio investments. Neither Biotech Target nor BB Biotech have an intention to influence or direct Aurora Biosciences' affairs, modify its corporate structure or interfere with the business decisions of its management. Except as set forth above, neither Biotech Target nor BB Biotech, nor to the best knowledge of such persons, any executive officer or director of either BB Biotech or Biotech Target, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Aurora Biosciences or the disposition of securities of Aurora Biosciences; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aurora Biosciences; (c) a sale or transfer or a material amount of assets of Aurora Biosciences; (d) any change in the present board of directors or management of Aurora Biosciences, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Aurora Biosciences; (f) any other material change in Aurora Biosciences's business or corporate structure; (g) changes in Aurora Biosciences's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Aurora Biosciences by any person; (h) causing a class of securities of Aurora Biosciences to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Aurora Biosciences to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

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Exchange Act of 1934 ("Exchange Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a) BB Biotech may be deemed to be the indirect beneficial owner of the 1,421,500 shares of Common Stock held directly by Biotech Target as of January 5, 1997, which represents approximately 8.3% of Aurora Biosciences' outstanding shares of Common Stock. No shares of Aurora Biosciences Common Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of Aurora Biosciences Common Stock.

           (b) The number of shares of Aurora Biosciences Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of Aurora Biosciences Common Stock which are held by Biotech Target within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 1,421,500 shares of Aurora Biosciences Common Stock held by Biotech Target.

           (c) Biotech target has engaged in the following transactions during the past sixty days:



--------------------------------------------------------
ACTION           DATE          NUMBER OF       PRICE PER
                                SHARES           SHARE
--------------------------------------------------------
Bought          6/24/97        1,100,000        $10.00
--------------------------------------------------------
Bought         12/10/97            6,500        $12.88
--------------------------------------------------------
Bought         12/11/97           10,000        $13.50
--------------------------------------------------------
Bought         12/15/97             5000        $13.50
--------------------------------------------------------

------------------------------------------------------
Bought         12/17/97         250,000         $13.39
------------------------------------------------------
Bought         12/29/97          25,000         $13.19
------------------------------------------------------
Bought          1/2/97           25,000         $13.19
------------------------------------------------------

Each of the listed transactions, unless otherwise noted, was completed on the open market. As of December 31, 1997, BB Biotech and Biotech Target beneficially own a total of 2,399,500 shares of the Common Stock, which represent approximately 13% of the outstanding shares of Common Stock.

           (d)   Not applicable.

           (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

           Neither BB Biotech nor Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of Aurora Biosciences (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:     Translation of minutes of the October 18, 1995,
               Board of Directors Meeting of Biotech Target
               (evidencing a power of attorney in favor of Dr.
               Andreas Bremer).*

Exhibit 2:     Translation of minutes of the January 3, 1997
               Board of Directors Meeting of Biotech Target
               (evidencing a power of attorney in favor of Dr.
               Anders Hove).*

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**


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



Exhibit 4:     Agreement by and between BB Biotech and Biotech
               Target with respect to the filing of this disclosure statement.





----------------

*   See Powers of Attorney, attached as Exhibits 1 and 2 to the
Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which
Exhibit is incorporated by reference herein.

** See Power of Attorney, attached as an Exhibit 99.E to the
Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated by reference herein.


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



                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  BB BIOTECH AG

Date:  January 5, 1997                       By: /s/ Hans-Joerg Graf
                                                 -------------------------
                                             Name: Hans-Joerg Graf
                                                   -----------------------

Date:  January 5, 1997                       By: /s/ Dr. Victor Bischoff
                                                 -------------------------
                                             Name: Dr. Victor Bischoff
                                                   -----------------------


                                                  BIOTECH TARGET, S.A.

Date:  January 5, 1997                       By: /s/ Dr. Andreas Bremer
                                                 -------------------------
                                             Name: Dr. Andreas Bremer
                                                   -----------------------


Date: January 5, 1997                        By: /s/ Dr. Anders Hove
                                                 -------------------------
                                             Name: Dr. Anders Hove
                                                   -----------------------





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



                              APPENDIX A TO ITEM 2

                                                           PRESENT
NAME AND POSITION           RESIDENCE OR                   PRINCIPAL
WITH COMPANY                BUSINESS ADDRESS               OCCUPATION
------------                ----------------               ----------

BB BIOTECH
Dr. Ernst Thomke            Vordergasse 3,                 Chairman
(Swiss citizen)             8200 Schaffhausen,             and Director
                            CH/Switzerland

Dr. Victor Bischoff         Vordergasse 3,                 Vice-
(Swiss citizen)             8200 Schaffhausen,             Chairman
                            CH/Switzerland                 and Director

Dr. David Baltimore         Massachusetts Institute        Professor
(U.S. citizen)              of Technology                  and Director
                            Building 68, Room 380
                            77 Massachusetts Avenue
                            Cambridge, MA  02139

BIOTECH TARGET

Dr. Andreas Bremer          Grafenauweg 4,                 Signatory
(German citizen)            6301 Zug                       Authority
                            CH/Switzerland

Dr. Anders Hove             Grafenauweg 4,                 Signatory
(Danish citizen)            6301 Zug                       Authority
                            CH/Switzerland

Hans-Joerg Graf             Grafenauweg 4,                 Signatory
(Swiss citizen)             6301 Zug                       Authority
                            CH/Switzerland

Pablo Javier Espino         Swiss Bank Tower,              President
(Panamanian citizen)        Panama 1,                      and Director
                            Republic of Panama

Adelina M. de Estribi       Swiss Bank Tower,              Director
(Panamanian citizen)        Panama 1,
                            Republic of Panama


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